Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-171366 of our reports dated February 26, 2010, relating to the consolidated financial statements and financial statement schedule of Tenneco Inc. and consolidated subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of the new measurement date provisions for defined benefit pension and other postretirement plans, effective January 1, 2007) and the effectiveness of Tenneco Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Tenneco Inc. for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
January 11, 2011